Exhibit 21.1

List of Subsidiaries

Set forth below are the Company’s wholly-owned subsidiaries:

Athena Bitcoin S. de R.L. de C.V., incorporated in Mexico;

Athena Holdings Colombia SAS, incorporated in Colombia;

Athena Holding Company S.R.L, incorporated in Argentina;

Athena Holdings of PR LLC, incorporated in Puerto Rico; and

Athena Holdings El Salvador, S.A. de C.V., incorporated in El Salvador.